

December 20, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: K Wave Media Ltd.**
> **Amendment No. 11 to Registration Statement on Form F-4**
> **Filed December 16, 2024**
> **File No. 333-278221**

Dear Anthony Ang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 11 to Registration Statement on Form F-4 filed December 16, 2024

Financial Statements, page F-1

1. It appears the amendment to the Merger Agreement on December 11, 2024 and its impact should be reported as a material subsequent events item in the interim period financial statements of K Wave Media LTD., Global Star Acquisition Inc. and K Enter Holdings Inc. presented in the filing. Please revise each as appropriate for the respective impact.

2. In note 1 of the notes to the interim period financial statements of K Wave Media LTD. presented in the filing you disclose the total outstanding shares of the Company will be determined depending on the number of Global Star stockholders who exercise their right of redemption. It appears at this point you have an expectation of the the total outstanding number of shares to disclose here. Please revise as appropriate.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jim Prestiano